1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001
Sean Graber
Associate
215.963.5598
August 19, 2009
FILED AS EDGAR CORRESPONDENCE
Kevin Rupert
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Response Letter to Comments on Laudus Institutional Trust Form N-CSR (File Nos. 333-50529 and 811-08759)
Dear Mr. Rupert:
This letter responds to our telephone conversation on July 30, 2009, during which you provided comments to the Laudus Institutional Trust’s (the “Trust”) Form N-CSR filing for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2009. Your comments and our responses to your comments are set forth below. I note that capitalized terms in this correspondence have the same meaning as in the Form N-CSR filing. The Laudus Mondrian Institutional Emerging Markets Fund and the Laudus Mondrian Institutional International Equity Fund are collectively referred to herein as the “Funds.”
1.	Comment: The Funds’ Statements of Assets and Liabilities disclose the existence of receivables due from the Funds’ investment adviser (the “Adviser”). However, there does not seem to be any corresponding fees payable by the Funds to the Adviser in the Statements of Assets and Liabilities. Please provide an explanation of the receivables due from the Adviser.

Response: As indicated in the Funds’ Financial Highlights, the gross operating expenses of the Laudus Mondrian Institutional Emerging Markets Fund and the Laudus Mondrian Institutional International Equity Fund were 7.22% and 3.70%, respectively, for the fiscal year ended March 31, 2009. As described in the Funds’ prospectus, the Adviser has entered into Expense Limitation Agreements with the Funds whereby the Adviser has contractually agreed to waive its management fee and bear certain expenses when each Fund’s operating expenses reach a specified level—1.27% for the Laudus Mondrian Institutional Emerging Markets Fund and 0.90% for the Laudus Mondrian Institutional International Equity Fund. The Laudus Mondrian

Kevin Rupert
August 19, 2009

Institutional Emerging Markets Fund and the Laudus Mondrian Institutional International Equity Fund pay the Adviser an advisory fee of 1.00% and 0.75%, respectively.

The receivables due from the Adviser resulted from the difference between the amount of each Fund’s gross operating expenses and the amount of the investment advisory fees payable by each Fund to the Adviser. This difference caused the amount of the Adviser’s waiver and reimbursement obligation to the Funds under the Expense Limitation Agreements to exceed the amount of the investment advisory fees payable by the Funds to the Adviser as of March 31, 2009, thereby causing a receivable to be due to the Funds. The receivable due to each Fund was paid off in full on April 3, 2009.

2.	Comment: The formatting and presentation of the information included in each Fund’s Statement of Operations does not appear to be presented in a manner that accords with the AICPA Audit Guide.

Response: As you acknowledged during our telephone conversation, each Fund’s Statement of Operations contains all of the information required under current regulatory standards. However, pursuant to your comment, going forward, the Trust will present the information in each Fund’s Statement of Operations following the format and presentation provided in the AICPA Audit Guide.

3.	Comment: The presentation of the Funds’ “Performance Summary” on the Funds’ website is confusing. Are the Funds presenting the performance and fee information of the Institutional Share class of the Laudus Mondrian Funds of the Laudus Trust as the performance and fee information of the Funds? Are the names of the Funds incorrect on the website?

Response: Upon review of the Funds’ website, it appears that the link for the Funds’ Performance Summary mistakenly took website users to the Performance Summary for each share class of the Laudus Mondrian Funds of the Laudus Trust. The link for the Funds’ Performance Summary has been corrected and now takes website users to the correct information.

4.	Comment: The facing page on the Form N-CSR filing includes the incorrect file number for the Trust. The file number included is that of the Laudus Trust.

Response: The file number listed on the facing page of the Trust’s Form N-CSR filing was incorrect. The correct file number for the Trust is 811-08759 and will be listed on the facing page of the Trust’s Form N-CSR filings going forward.

5.	Comment: In the Funds’ Financial Highlights, each Fund’s gross operating expenses are much higher than the estimated gross operating expenses that were included in the fee table of the Funds’ original statutory prospectus dated April 20, 2008. Please state whether the Funds filed a supplement to their original statutory prospectus dated April 20, 2008 during the course of the year to revise the estimate of the Funds’ gross operating expenses included in the Funds’ fee table. If there was no such supplement, please explain why not.

Response: As described in the Funds’ original statutory prospectus, dated April 20, 2008, as well as the prospectus dated April 20, 2008, as amended August 8, 2008, the Adviser has entered into Expense Limitation Agreements with the Funds whereby the Adviser has contractually agreed to

Kevin Rupert
August 19, 2009

waive its management fee and bear certain expenses when each Fund’s operating expenses reach a specified level—1.27% for the Laudus Mondrian Institutional Emerging Markets Fund and 0.90% for the Laudus Mondrian Institutional International Equity Fund. In addition, as described in the Funds’ original statutory prospectus and the August 8, 2008 amended prospectus, these Expense Limitation Agreements remain in place until at least July 30, 2010.

At no time during the life of the Funds’ original statutory prospectus and the August 8, 2008 amended prospectus were shareholders at risk of actually incurring the gross operating expenses of the Funds because neither the Adviser nor the Funds had any intention of removing the Expense Limitation Agreements. Further, because the Expense Limitation Agreements remain in place until at least July 30, 2010, Fund shareholders, including shareholders who purchased their shares near the end of the life of the Funds’ original prospectuses (i.e., May, June or July 2009), are not at risk of incurring the gross operating expenses of the Funds until July 30, 2010. Said another way, it was the intention of the Funds and the Adviser that all shareholders who purchased shares of the Funds based off of the Funds’ original prospectuses would incur the net operating expenses of the Funds for a minimum of one-year from their date of purchase. In light of the foregoing, we do not believe that the change in each Fund’s gross operating expenses would have been material to shareholders and, therefore, it was not necessary for the Funds to file a supplement to their original prospectuses to revise the estimate of gross operating expenses included in the Fund’s fee table.

It should be noted that, during the life of the Funds’ original prospectuses, shareholders of the Funds incurred the net operating expenses of the Funds and not the gross operating expenses of the Funds. In addition, as disclosed in the Funds’ July 29, 2009 prospectus, the Expense Limitation Agreements have been extended (at the expense limits disclosed in the Funds’ original prospectuses) until at least July 30, 2019.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its shareholder reports; (ii) SEC staff comments or changes to disclosure in response to staff comments in the shareholder report reviewed by the staff do not foreclose the SEC from taking any action with respect to the shareholder report; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Sean Graber
Sean Graber